SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: April 22, 2016

List of materials

Documents attached hereto:

i) Press release: Postponement of the Announcement of the Consolidated Results Forecast for the Fiscal Year Ending March 31, 2017 due to the Impact of the 2016 Kumamoto Earthquakes

Sony Corporation
News & Information	1-7-1 Konan, Minato-ku, Tokyo
No. 16-43E
April 22, 2016

Postponement of the Announcement of the Consolidated Results Forecast for the Fiscal Year Ending March 31, 2017 due to the Impact of the 2016 Kumamoto Earthquakes

Due to the earthquake of April 14, 2016 and subsequent earthquakes in the Kumamoto region, Sony Corporation (“Sony”) expects that it will be unable to formulate the forecast for its consolidated results for the fiscal year ending March 31, 2017 in the usual timeframe.  Accordingly, Sony will postpone the announcement of the forecast when it announces the actual consolidated results for the fiscal year ended March 31, 2016, scheduled for April 28, 2016, and plans to announce the forecast in May 2016.

Operations at Sony Semiconductor Manufacturing Corporation’s Kumamoto Technology Center (located in Kikuchi Gun, Kumamoto Prefecture) were halted after the earthquakes and remain suspended.  The extent of the damage caused by the earthquakes is being evaluated and preparations for the rehabilitation of the site are underway, with priority being placed on the safety of employees.  Measures to minimize the impact on business operations are also under consideration.

The survey of damage to the Kumamoto Technology Center conducted so far has revealed damage to certain parts of the building, clean rooms and production equipment.  The timeframe for resuming operations has yet to be determined.  The Kumamoto Technology Center is the primary manufacturing site for image sensors for digital cameras and security cameras as well as for micro-display devices.

The impact of the earthquakes on Sony’s consolidated results continues to be evaluated.  The suspension of operations at the Kumamoto Technology Center may have an adverse impact on Sony’s operating results, particularly in the Devices and Imaging Products & Solutions segments.  In addition, the earthquakes have caused damage to the manufacturing facilities of certain third-party suppliers of components to Sony, the impact of which on Sony’s business operations is currently being evaluated.

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